

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Douglas D. O'Donnell
Chief Executive Officer
O'Donnell Strategic Gateway REIT, Inc.
3 San Joaquin Plaza
Suite 160
Newport Beach, CA 92660

> **Re: O'Donnell Strategic Gateway REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed October 27, 2010**
> **File No. 333-170173**

Dear Mr. O'Donnell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries' investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

5.   We note that you are registering $1,100,000,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).

6.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 1 and 49, without limitation, the following examples:

- "[O]pportunities currently exist to acquire quality commercial real estate properties at a discount to replacement cost and with significant potential for appreciation."

- "[T]here are a variety of advantages to investing in industrial properties, including, but not limited to, historically stable occupancy rates as compared to other commercial real estate asset classes, relatively lower maintenance requirements as compared to other real estate asset classes, relatively modest re-tenanting costs as compared to other types of commercial property, and 'triple-net' or 'NNN' lease arrangements which required the lessee to pay or reimburse the owner of the property for the majority of the expenses related to repairs, maintenance, property taxes, utilities insurance and other property operating costs."

- "Historically, the industrial sector has been among the top performing real estate sectors, delivering risk-adjusted performance that exceeds the performance of the commercial real estate market as a whole. According to National Council of Real Estate Investment Fiduciaries (NCREIF), industrial properties in the U.S. have historically performed well against the broad NCREIF Property Index of all property types on both a total and risk-adjusted return basis."

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

7. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Cover Page of the Registration Statement

8. We note you have indicated you are a smaller reporting company. However, we also note that you are registering $1,100,000,000 worth of shares. It therefore appears that you are a non-accelerated filer. Please refer to the definition of smaller reporting company under Rule 12b-2 of the Exchange Act. Please revise or advise.

Cover Page of the Prospectus

9. We note that your cover page is written using a type size that is difficult to read, especially with its concentration of text. Please ensure that the prospectus is printed in type at least as large as 10-point type. Refer to Rule 420 of Regulation C.

10. Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please revise and limit the cover page to one page.

Questions and Answers about this Offering, page 1

11. We note that the Questions and Answers section and the summary together are 18 pages long and you currently repeat a lot of information in these sections that appears in the body of the prospectus. Please revise to limit these sections to information that is key to an investment decision and relocate the more detailed information to other parts of the prospectus.

Prospectus Summary, page 6

Investment Strategy, page 7

12.   We note you intend to focus on investments in industrial properties located in "gateway" markets throughout the U.S. and that you may also selectively invest in other types of commercial properties and real estate-related assets. Please revise your disclosure to briefly identify the "gateway" markets and include the percentage of your assets that you intend will be (i) industrial properties, (ii) commercial properties and (iii) real estate-related assets.

Our Sponsor, page 8

13.   We note your disclosure on page 8 regarding the experience of John D. O'Donnell and Douglas D. O'Donnell. Please revise to remove this disclosure, including the names of the institutional investors or, alternatively, tell us why such information is useful to your investors as these institutional investors will not be investing in this offering.

14.   We note your disclosure that Douglas O'Donnell formed The O'Donnell Group, Inc., an industrial development company. Please disclose in this section, or elsewhere as appropriate, whether you intend to purchase any industrial properties owned or developed by The O'Donnell Group, Inc.

Our Advisor, page 9

15.   Please provide disclosure regarding the years of experience for senior executives on an individualized basis rather than an aggregated basis or remove this disclosure.

16.   We note that your advisor is a joint venture between your sponsor and an affiliate of your dealer manager. We further note your disclosure in footnote (1) on page 10 that, subject to certain limited exceptions, Strategic Capital Advisory Services, LLC has no right to participate in the management or control of your advisor. Please discuss the business purpose for the joint venture and disclose whether your dealer manager or its affiliates have any experience in real estate or as an advisor to a REIT. In addition, please revise your disclosure on page 9 to discuss the role of Strategic Capital Advisory Services and describe the limited exceptions in which it will have the right to participate in the management or control of your advisor.

Our Structure, page 10

17.   Please revise your diagram to identify the controlling shareholder(s) of Carter/Validus Holdings II, LLC as well as your sponsor and your advisor.

Compensation to Our Advisor …, page 11

18.   Please revise your "Acquisition Fees" and "Acquisition Expenses" disclosure, under the
        column "Estimated Amount if Minimum/Maximum Sold" to include amounts that reflect
        the maximum payable assuming that you utilize maximum leverage of 75%. Refer to
        Item 4.B of Industry Guide 5. Provide similar revisions to your disclosure on page 79.

19.   We note that your asset management fee will be based on the cost of your investments.
        In the summary, risk factors and conflicts of interest sections, please discuss the conflict
        of interest for the advisor in regards to the management fee being based on a percent of
        the costs of the assets and not the value of assets and how such fee will not be decreased
        if the assets acquired lose value.

20.   We note that your asset management fee will be calculated by including acquisition fees,
        origination fees, acquisition expenses and any debt attributed to such property. Please
        revise to explain why the asset management fee is calculated by including acquisition
        fees that are payable to your advisor. In addition, please describe the origination fees,
        including how such amounts are calculated, in the chart.

21.   We note that you will pay O'Donnell Management Company a percentage of the annual
        gross revenues of each property owned by you and that the property management fee will
        be equal to the percentage of annual gross revenues that is usual and customary for
        comparable property management services rendered to similar properties in the
        geographic market of the property. Please revise to provide such percentage for the
        gateway markets in which you intend to acquire properties or tell us why you do not
        believe such disclosure would be appropriate.

22.   Please revise your disclosure of the property management and leasing fees to disclose
        whether there is a maximum percentage that will be payable. Provide similar revisions to
        your disclosure on page 79. If not, please add a risk factor to disclose risks associated
        with there being no limit on the property management and leasing fee. Further, please
        revise your conflicts of interest disclosure to discuss the incentive of your advisor to
        provide data to your board of directors that would lead to a higher property management
        and leasing fee being paid.

Risk Factors, page 19

23.   Please add a risk factor to disclose that upon any internalization of your advisor certain
        key employees may not remain with your advisor but may instead remain employees of
        the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on
        you if your advisor is internalized by another entity.

Risks Related to Investments in Real Estate, page 30

24.   Please add a risk factor to discuss the particular risks currently associated with high vacancy rates for commercial property. The risk factor should describe actual trends in the current market for commercial real estate as well as the risks of higher vacancy rates, such as lower revenues, reduced rental rates, and increased tenant improvements or concessions.

Estimated Use of Proceeds, page 47

25.   We note your disclosure regarding acquisition fees and expenses. Please revise your disclosure so that it is consistent with your disclosure on pages 12 and 79 through 80 or advise.

Industrial Sector Overview, page 49

26.   We note your disclosure in the second sentence in the introductory paragraph. It is not appropriate for an issuer to disclaim responsibility for the information in its registration statement. Please revise the disclosure to remove this disclaimer.

Investment Objectives, Strategy and Policies, page 51

27.   Please revise to disclose what portion of your intended assets will be value-add opportunities, including unimproved land.

Debt Investments, page 61

28.   Please disclose the loan-to-value ratio that would meet your investment criteria.

Management, page 69

29.   Please identify the employees of your dealer manager and provide disclosure regarding their experience. This disclosure should include support for your statement that Mr. Miller has over 23 years of experience in the financial services business, as disclosed on page 9.

Affiliated Property Manager, page 78

30.   Please disclose the types of circumstances that would warrant reimbursing your property manager for "employee salaries and/or overhead" in addition to the amount you will already be required to pay your property manager as a property management fee. In addition, please explain the purpose of this reimbursement.

Our Sponsor, page 88

31.   We note that you have provided some prior performance disclosure, but you have not provided all of the disclosure required by Industry Guide 5. Accordingly, as applicable, please provide all of the disclosures required by Industry Guide 5 including prior performance tables or explain why you believe it is not applicable. See Securities Act Release 33-6900 (June 17, 1991). In addition, please detail for us the experience of your sponsor and its affiliates raising funds from passive investors and investing such funds in real estate.

Management's Discussion and Analysis …, page 90

32.   The disclosure in the introductory narrative of this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused. In addition, it should discuss the actions management is taking to address these opportunities, challenges, and risks and the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. For example, please revise your disclosure to discuss the potential impact of current market conditions on your plan of operations. Refer to Release No. 33-3850 (Dec. 19, 2003).

Liquidity and Capital Resources, page 94

33.   Please revise your disclosure in this section to clarify that you have not identified any potential sources of financing.

Description of Capital Stock, page 97

Convertible Stock, page 98

34.   We note your disclosure that "[t]he conversion formula will result in the convertible stock converting into a number of shares equal to approximately 15% of the outstanding shares." Please tell us how you have reached this conclusion. Please disclose whether there is a possibility that the formula will result in an amount greater than 15% or whether it may result in an amount that is significantly less than 15%.

35.   Please revise your disclosure on page 98 to highlight that the convertible stock can convert into common stock even if investors do not receive the 7% cumulative, non-compounded annual return.

Restriction on Ownership and Transfer of Shares of Capital Stock, page 102

36.   Please clarify what constitutes "immediate written notice."

Distributions, page 103

37.   Please revise to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor, particularly performance-based fees.

Share Redemption Plan, page 105

38.   We note your disclosure that in the future, your advisor will determine your net asset value for purposes of this program. Please disclose the role of your board of directors in determining your net asset value. Additionally, please clarify whether your advisor will determine your net asset value or whether you "intend to engage third party appraisers to provide periodic valuations of [your] real property assets and qualified independent valuation experts to provide periodic valuations of [your] non-real property assets and liabilities" which you disclose on page 138.

Liquidity Events, page 107

39.   Please disclose the liquidity events that require shareholder approval.

Material U.S. Federal Income Tax Considerations, page 116

40.   Please confirm that you will revise your disclosure, prior to effectiveness, to reflect that you have received the opinion of Alston & Bird LLP.

Part II, page II-1

Item 37. Undertakings, page II-3

41.   Please revise paragraph (A) clause (ii) to include the entire undertaking required by Item 512(a)(1)(ii) of Regulation S-K.

Exhibits

42.   We note your disclosure on page 24 that you intend to enter into separate indemnification agreements with your directors and executive officers. Please confirm that you will file these agreements in accordance with Item 601(b)(10) of regulation S-K.

43.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202)551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Rosemarie A. Thurston, Esq. (*via facsimile*)